As filed with the Securities and Exchange
Commission on September 29, 2009
Registration No. 333-159315

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1/A

Amendment No. 1

REGISTRATION STATEMENT
UNDER
SECURITIES ACT OF 1933

UNIVEST TECH, INC.

(Name of small business issuer in its Charter)

Colorado	7822	26-1381565
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

11805 E. Fair Ave
Greenwood Village, Colorado 80111
(970) 405-3105
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Patrick Womack
11805 E. Fair Ave
Greenwood Village, Colorado 80111
(970) 405-3105
(Name, address and telephone number of agent for service)

With a Copy to:
David J. Wagner, Esq.
David Wagner & Associates, P.C.
Penthouse Suite
8400 East Prentice Avenue
Greenwood Village, Colorado 80111
Office(303) 793-0304
Fax (303) 409-7650

Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐
Non-accelerated filer
(Do not check if a smaller reporting company) ☐
Accelerated filer ☐
Smaller reporting company ☒

____

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount To be Registered(1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value	1,274,900	$0.25	$318,725	$30.00
TOTAL:	1,274,900	$0.25	$318,725	$30.00

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

UNIVEST TECH, INC.

1,274,900 Shares of Common Stock
Par Value $0.001 Per Share

This prospectus relates to the offering by the selling stockholders of Univest Tech, Inc. of up to 1,274,900 shares of our common stock, par value $0.001 per share. We will not receive any proceeds from the sale of common stock.

The selling stockholders have advised us that they will sell the shares of common stock from time to time in the open market, at the initial offering price of $0.25 per share, which was the most recent price paid for the shares, until the shares are quoted on the OTC Bulletin Board or national securities exchange, at which point the selling securities holders may sell the registered shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under the section of this prospectus titled "Plan of Distribution." To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market in our common stock. There is no certainty that our shares will be quoted on the OTC Bulletin Board or listed on any exchange.

Our common stock does not currently trade in the public market.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information.

Investing in these securities involves significant risks, including but not limited to, the share control position of Patrick Womack , which will limit the ability of other shareholders to influence corporate actions. See "Risk Factors" beginning on page   .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September _____, 2009.

The information contained in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by Univest Tech, Inc. with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

SUMMARY

The following summary highlights material information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements, and the notes to the financial statements.

Our Company

Our business will be to develop and market music based on technology solutions. We plan to offer exclusive artist music from established artists, direct for targeted demographics, on a global basis through the Internet. We plan to use the music as a marketing tool for future wireless technology sales in a captured market via live performance festivals worldwide. The live festivals will act as a promotional vehicle as well as a significant revenue machine.

The current business plans include:

- Technology for delivery of music product using standard available engineered systems
- Music product and artists
- Wireless technologies and equipment sales
- Live festival marketing events
- Crossover of technology to additional market segments

Each component is planned to be developed as simultaneously as possible. We will first start by developing the artists and music products. We will then use this talent to deliver the products through wireless technologies and product sales. We will also use fesitival marketing events to promote our products.

At the present time, our efforts have been completely organizational. We have not generated any revenues.

We were incorporated on November 6, 2007. Our original location is in the Denver, Colorado metropolitan area, but we plan to operate on a world wide basis. We plan to sell our services to the general public. We expect approximately $25,000 in operating costs over the next twelve months. At the present time, we have no plans to raise any additional funds within the next twelve months, other than those raised in our recent Offering. Any working capital will be expected to be generated from funds which may be loaned to us by Mr. Womack, our President. In the event that we need additional capital, Mr. Womack has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so. However, we reserve the right to examine possible additional sources of funds, including, but not limited to, equity or debt offerings, borrowings, or joint ventures. No market surveys have ever been conducted to determine demand for our services. Therefore, there can be no assurance that any of our objectives will be achieved.

In August, 2008, we completed a private placement of our common shares under an exemption from the federal securities laws. We raised a total of $26,750 in this offering and sold a total of 107,000 shares.

We have not been subject to any bankruptcy, receivership or similar proceeding.

Our address is 11805 E. Fair Ave, Greenwood Village, Colorado 80111. Our telephone number is (970) 405-3105.

This Prospectus

We have undertaken several transactions the result of which has been the issuance of shares that have restrictions on their transferability. In order to provide those investors with liquidity for their shares, we are filing with the SEC this prospectus as part of a registration statement to register those securities. We will not receive any proceeds from any sales of these shares.


THE OFFERING


Common stock currently outstanding	23,044,500 shares[1]
Common stock offered by the selling stockholders	1,274,900 shares
Use of proceeds	We will not receive any proceeds from the sale of common stock offered by this prospectus.

_____

[1] Shares of common stock outstanding as of July 31, 2009.


RISK FACTORS


You should carefully consider the following risk factors, together with the information contained in this prospectus, any reports we file with the SEC and the documents referred to herein. You should also be aware that the risks described below are the risks that we believe material to your decision.

We are recently formed, have no operating history, and have never been profitable. We have a negative stockholders equity. As a result, we may never become profitable, and we could go out of business.

We were formed as a Colorado business entity in November, 2007. At the present time, we have no successful operating history. There can be no guarantee that we will ever be profitable. From our inception on November 6, 2007 through July 31, 2009, we generated no revenue. We had a net loss of $34,485 from inception through July 31, 2009. We had a negative stockholders' equity of $9,797 at July 31, 2009. Our future sales will depend upon the number of customers we can generate. We cannot guarantee we will ever develop a substantial number of customers. Even if we develop a substantial number of customers, there is no assurance that we will become a profitable company. We may never become profitable, and, as a result, we could go out of business.

Because we had incurred operating losses from our inception, our accountants have expressed doubts about our ability to continue as a going concern.

For the period ended October 31, 2008, our accountants have expressed doubt about our ability to continue as a going concern as a result of our continued net losses. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

- our ability to begin substantial operations;

- our ability to locate clients who will purchase our products and services; and

- our ability to generate substantial revenues.

Based upon current plans, we may incur operating losses in future periods because we may, from time to time, be incurring expenses but not generating sufficient revenues. We expect approximately $25,000 in operating costs over the next twelve months. We cannot guarantee that we will be successful in generating sufficient revenues or other funds in the future to cover these operating costs. Failure to generate sufficient revenues will cause us to go out of business.

We are only minimally capitalized. Because we are only minimally capitalized, we expect to experience a lack of liquidity for the foreseeable future in our ongoing operations. We will adjust our expenses as necessary to prevent cash flow or liquidity problems. However, we expect we will need additional financing of some type, which we do not now possess, to fully develop our operations. We expect to rely principally upon our ability to raise additional financing, the success of which cannot be guaranteed. We will look at both equity and debt financing, including loans from our principal shareholder. However, at the present time, we have no definitive plans for financing in place. In the event that we need additional capital, Mr. Womack has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so. To the extent that we experience a substantial lack of liquidity, our development in accordance with our proposed plan may be delayed or indefinitely postponed, our operations could be impaired, we may never become profitable, fail as an organization, and our investors could lose some or all of their investment.

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance. As a result, an investor could lose his entire investment.

The concept for our business model was developed in 2007. We have operated as a corporation for short amount of time. We have a limited operating history, based upon no revenues and a lack of profitability. These factors make it difficult to evaluate our business on the basis of historical operations. As a consequence, our past results may not be indicative of future results. Although this is true for any business, it is particularly true for us because of our limited operating history. Reliance on historical results may hinder our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses. For example, if we overestimate our future sales for a particular period or periods based on our historical growth rate, we may increase our overhead and other operating expenses to a greater degree than we would have if we correctly anticipated the lower sales level for that period and reduced our controllable expenses accordingly. If we make poor budgetary decisions as a result of unreliable historical data, we could continue to incur losses, which may result in a decline in our stock price.

We have no experience as a public company. Our inability to operate as a public company could be the basis of your losing your entire investment in us.

We have never operated as a public company. We have no experience in complying with the various rules and regulations which are required of a public company. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations which are required of a public company. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected. Our inability to operate as a public company could be the basis of your losing your entire investment in us. Our inability to operate as a public company could be the basis of your losing your entire investment in us.

We have a lack of liquidity and will need additional financing in the future. Additional financing may not be available when needed, which could delay or indefinitely postpone our development and impair our operations. We may never become profitable, fail as an organization, and our investors could lose some or all of their investment.

We are only minimally capitalized. Because we are only minimally capitalized, we expect to experience a lack of liquidity for the foreseeable future in our proposed operations. We will adjust our expenses as necessary to prevent cash flow or liquidity problems. However, we expect we will need additional financing of some type, which we do not now possess, to fully develop our operations. We expect to rely principally upon our ability to raise additional financing, the success of which cannot be guaranteed. We will look at both equity and debt financing, including loans from our principal shareholder. However, at the present time, we have no definitive plans for financing in place, other than the funds which may be loaned to us by Mr. Womack, our President. In the event that we need additional capital, Mr. Womack has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so. To the extent that we experience a substantial lack of liquidity, our development in accordance with our proposed plan may be delayed or indefinitely postponed, our operations could be impaired, we may never become profitable, fail as an organization, and our investors could lose some or all of their investment.

There are risks associated with introducing new products. If we are not successful with those product introductions, we will not realize on our investment in developing those products. An investor could lose his entire investment.

We will continue to evaluate opportunities to develop product solutions, and when we choose to develop such products we will incur expenses in those development efforts. Market acceptance of new products may be slow or less than we expect. Our products also may not perform in a manner that is required by the market, or our competitors may be more effective in reaching the market segments we are targeting with these products. Slow market acceptance of these products will delay or eliminate our ability to recover our investment in these products. During any period that we unsuccessfully seek to market these products, we will also incur marketing costs without corresponding revenue. An investor could lose his entire investment.

Our ability to grow our business depends on relationships with others. We have no established relationships at this time. We may never develop such relationships. Further, if we were to lose those relationships, we could lose our ability to sell certain of our products. An investor could lose his entire investment.

Most of our revenue and a majority of our gross profit are expected to come from selling integrated solutions, consisting of combinations of hardware and software products produced by others. While our relationships will change from time to time, we must rely upon technology partners to augment and enhance the products we plan to sell. At the present time, we do not have any technology partners and cannot guarantee we will ever develop any such partners. If we do develop such partners, we risk that a given technology partner will change its marketing strategy and de-emphasize its use of marketing partners such as us. Our ability to generate revenue from reselling our products would diminish and our operations and results of operations would be materially and adversely affected. An investor could lose his entire investment.

We are a relatively small company with no operating history and limited resources compared to some of our current and potential competitors, which may hinder our ability to compete effectively. An investor could lose his entire investment.

 Some of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition, and a larger installed base of clients than we have. As a result, these competitors may have greater credibility with our existing and potential clients. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in client requirements. In addition, some of our current and potential competitors have already established supplier or joint development relationships with decision makers at our potential clients. An investor could lose his entire investment.

We may be unable to hire and retain key personnel. As a result, we could go out of business and an investor could lose his entire investment.

Our future success depends on our ability to attract qualified storage technology and geospatial imagery personnel. We may be unable to attract these necessary personnel. If we fail to attract or retain skilled employees, or if a key employee fails to perform in his or her current position, we may be unable to generate sufficient revenue to offset our operating costs. As a result, we could go out of business and an investor could lose his entire investment.

We may need to substantially invest in marketing efforts in order to grow our business, which will be expensive. As a result, we could go out of business and an investor could lose his entire investment.

In order to grow our business, we will need to develop and maintain widespread recognition and acceptance of our company, our business model, our services and our products. We have not presented our service and product offering to the potential market. We plan to rely primarily on word of mouth from our existing contacts we develop personally through industry events to promote and market ourselves. In order to successfully grow our company, we may need to significantly increase our financial commitment to creating awareness and acceptance of our company among retailers, which would be expensive. To date, marketing and advertising expenses have been negligible. If we fail to successfully market and promote our business, we could lose potential clients to our competitors, or our growth efforts may be ineffective. If we incur significant expenses promoting and marketing ourselves, it could delay or completely forestall our profitability. On the other hand, we could go out of business and an investor could lose his entire investment.

Our business is not diversified, which could result in significant fluctuations in our operating results. As a result, we could go out of business and an investor could lose his entire investment.

All of our business is involved in the marketing of music based on technology solutions, and, accordingly, is dependent upon trends in the sector. Downturns in the music sector could have a material adverse effect on our business. A downturn in the music sector may reduce our stock price, even if our business is successful. As a result, we could go out of business and an investor could lose his entire investment.

Because our current officers and directors are involved with other businesses, the manner in which we operate may create the possibility of a conflict of interest.

All of our officers and directors are also involved with other businesses. As a result, each must balance his time with respect to his responsibilities. These other time commitments could create conflict of interest with respect to our operations. Each of our officers and directors is aware of their responsibilities and plans to operate our Company in such a manner as to minimize the effect of any conflict of interest. Each of these officers and directors will use their best judgments to resolve all potential conflicts. We cannot guarantee that any potential conflicts can be avoided.

Our success will be dependent upon our management's efforts. We cannot sustain profitability without the efforts of our management. The loss of any or all of our management, particularly Mr. Womack, our President, could have a material, adverse impact on our operations and may cause us to go out of business. An investor could lose his entire investment.

Our success will be dependent upon the decision making of our directors and executive officers. These individuals intend to commit as much time as necessary to our business, but this commitment is no assurance of success. The loss of any or all of these individuals, particularly Mr. Womack, our President, could have a material, adverse impact on our operations and may cause us to go out of business. An investor could lose his entire investment. We have no written employment agreements with any officers and directors, including Mr. Womack. We have not obtained key man life insurance on the lives of any of our officers or directors.

Our stock has no public trading market and there is no guarantee a trading market will ever develop for our securities. As a result, it may be difficult or impossible for you to liquidate your investment.

There has been, and continues to be, no public market for our common stock. An active trading market for our shares has not, and may never develop or be sustained. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial price you paid. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

* actual or anticipated fluctuations in our operating results;

* changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

* changes in market valuations of other companies, particularly those that market services such as ours;

* announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

* introduction of product enhancements that reduce the need for our products;

* departures of key personnel.

Of our total outstanding shares as of July 31, 2009, a total of 21,769,600, or approximately 94.5%, will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

The share control position of Patrick Womack will limit the ability of other shareholders to influence corporate actions.

Our largest shareholder, Patrick Womack ,will own and control 22,000,000 shares and thereby control approximately 95.47% of our outstanding shares. Because Mr. Womack will beneficially control almost 50% of the outstanding shares he will have a significant role in controlling the election or removal of our directors, the supervision and management of our business or a change in control of or sale of our company, even if he believed such changes were in the best interest of our shareholders generally.

The over-the-counter market for stock such as ours is subject to extreme price and volume fluctuations. You may not be able to resell your shares at or above the public sale price.

The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the our industry and in the investment markets generally, as well as economic conditions and quarterly variations in our operational results, may have a negative effect on the market price of our common stock.

In general, buying low-priced penny stocks is very risky and speculative. The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. **You may not able to sell your shares when you want to do so, if at all.**

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse, or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may also affect your ability to resell any shares you may purchase in the public markets.

Resale Limitations imposed by most states will limit the ability of our shareholders to sell their securities unless they are Colorado residents.

The only state in which we plan to register this offering is Colorado. As a result, our selling shareholders may be limited in the sale of their Shares. The laws of most states require either an exemption from prospectus and registration requirements of the securities laws to sell their shares or registration for sale by this prospectus. These restrictions will limit the ability of non-residents of Colorado to sell the securities. Residents of other states must rely on available exemptions to sell their securities, such as Rule 144, and if no exemptions can be relied upon, then the selling shareholders may have to hold the securities for an indefinite period of time. Shareholders of states other than Colorado should consult independent legal counsel to determine the availability and use of exemptions to re-sell their securities.

We do not expect to pay dividends on common stock.

We have not paid any cash dividends with respect to our common stock, and it is unlikely that we will pay any dividends on our common stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

USE OF PROCEEDS

This prospectus relates to the resale of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders. As of July 31, 2009, the net tangible book value of our shares was $(9,797), or approximately $(0.000425) per share, based upon 23,044,500 shares outstanding.

Upon the sale of shares offered hereby, , the net tangible book value of the Shares held by our existing stockholders will be increased by $0.2496 per share, without any additional investment on their part, and the purchasers of Shares will incur immediate dilution (a reduction in net tangible book value per Share from the offering price of $0.25 per Share) of $0.2504 per share.

The following table illustrates the per share dilution to new investors.

	Offering
Public Offering Price Per Share	$ 0.25
Net Tangible Book Value Prior To This Offering	$ (9,797)
Immediate Dilution Per Share To New Investors	$ (0.000425)

DETERMINATION OF OFFERING PRICE

These shares of common stock may be sold by the selling stockholders from time to time in the over-the-counter market or on other national securities exchanges or automated interdealer quotation systems on which our common stock may be listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. The selling stockholders will sell their shares at the initial offering price of $0.25 per share until the shares are traded on the OTC Bulletin Board or a national securities exchange, at which point the selling shareholders may sell the registered shares at the prevailing market price for the shares at the time of sale. We will file a post-effective amendment to this registration statement to reflect a change to the market price when the shares begin trading on a market.

To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market in our common stock. There is no certainty that our shares will be quoted on the OTC Bulletin Board or listed on any exchange.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Holders

As of July 31, 2009, there were 46 record holders of our common stock, and there were 23,044,500 shares of our common stock outstanding. No public market currently exists for shares of our common stock. We intend to apply to have our common stock listed for quotation on the Over-the-Counter Bulletin Board. To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market in our common stock. There is no certainty that our shares will be quoted on the OTC Bulletin Board or listed on any exchange.

The Securities Enforcement and Penny Stock Reform Act of 1990

The Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which:

- contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

- contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of the Securities Act of 1934, as amended;

- contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;

- contains a toll-free telephone number for inquiries on disciplinary actions;

- defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

- contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

- the bid and offer quotations for the penny stock;

- the compensation of the broker-dealer and its salesperson in the transaction;

- the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

- monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Equity Compensation Plan Information

We have no outstanding stock options or other equity compensation plans.

Stock Transfer Agent

The stock transfer agent for our securities is X-Pedited Transfer Corp, of Denver, Colorado. Their address is 535 Sixteenth Street, Suite 810, Denver, Colorado 80202. Their phone number is (303)573-1000.

Dividend Policy

We have not previously declared or paid any dividends on our common stock and do not anticipate declaring any dividends in the foreseeable future. The payment of dividends on our common stock is within the discretion of our board of directors. We intend to retain any earnings for use in our operations and the expansion of our business. Payment of dividends in the future will depend on our future earnings, future capital needs and our operating and financial condition, among other factors that our board of directors may deem relevant. We are not under any contractual restriction as to our present or future ability to pay dividends.

MANAGEMENT'SDISCUSSION AND ANALYSIS

This Management's Discussion and Analysis or Plan of Operation contains forward-looking statements that involve future events, our future performance and our expected future operations and actions. In some cases, you can identify forward-looking statements by the use of words such as "may", "will", "should", "anticipate", "believe", "expect", "plan", "future", "intend", "could", "estimate", "predict", "hope", "potential", "continue", or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including, but not limited to, the matters discussed in this report under the caption "Risk Factors". We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report.

The following table provides selected financial data about us from inception (November 6, 2007) through July 31, 2009, including through the fiscal year ended October 31, 2008 and for the nine month period ended July 31, 2009. For detailed financial information, see the audited Financial Statements included in this prospectus.

Balance Sheet Data: at July 31, 2009

Cash	$	18,669
Total assets	$	18,669
Total liabilities	$	28,466
Shareholders' equity	$	(9,797)

Operating Data: for the nine months ended July 31, 2009

Revenues	$	-0-
Total Expenses	$	7,500
Net (Loss)	$	(9,009)

Balance Sheet Data: at October 31, 2008

Cash	$	26,178
Total assets	$	26,178
Total liabilities	$	26,966
Shareholders' equity	$	(788)

Operating Data: from inception through October 31, 2008

Revenues	$	-0-
Total Expenses	$	23,510
Net (Loss)	$	(25,476)

Results of Operations.

From our inception on November 6, 2007 through July 31, 2009, we generated no revenue. As a result we have no operating history upon which to evaluate our business. In addition, we have a history of losses. We had a net loss of $34,485 for this period.

As of our fiscal year end, October 31, 2008, our accountants have expressed doubt about our ability to continue as a going concern as a result of our history of net loss. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to successfully develop and market our software and our ability to generate revenues.

Operating expenses, which consisted solely of general and administrative expenses for the nine month period ended July 31, 2009 were $7,509. This compares with operating expenses for the nine month period ended July 31, 2008 of $23,509. For the period from November 6, 2007 through October 31, 2008 they were $23,510. Operating expenses from November 6, 2007 through July 31, 2009 were $31,019. The major components of general and administrative expenses include accounting fees, consulting fees, legal and professional fees and stock transfer fees.

As a result of the foregoing, we had a net loss of $9,009 for the nine month period ended July 31, 2009. This compares with a net loss for the nine month period ended July 31, 2008 of $24,975. For the period from November 6, 2007 through October 31, 2008 our net loss was $25,476. Our net loss was $34,485 from November 6, 2007 through July 31, 2009.

Because we do not pay salaries, and our major professional fees have been paid for the year, operating expenses are expected to remain fairly constant through the end of our fiscal year.

To try to operate at a break-even level based upon our current level of proposed business activity, we believe that we must generate approximately $25,000 in revenue per year. Each dollar of revenue is not directly tied to increasing costs. We believe that we can become profitable without incurring additional costs under our current operating cost structure. However, if our forecasts are inaccurate, we will need to raise additional funds. In the event that we need additional capital, Mr. Womack has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so.

On the other hand, if we decide that we cannot operate at a profit in our current configuration, we may choose to scale back our operations to operate at break-even with a smaller level of business activity, while adjusting our overhead to meet the revenue from current operations. In such event, we will probably not be profitable. In addition, we expect that we will need to raise additional funds if we decide to pursue more rapid expansion, the development of new or enhanced services or products, appropriate responses to competitive pressures, or the acquisition of complementary businesses or technologies, or if we must respond to unanticipated events that require us to make additional investments. We cannot assure that additional financing will be available when needed on favorable terms, or at all.

We expect to incur operating losses in future periods because we will be incurring expenses and not generating sufficient revenues. We expect approximately $25,000 in operating costs over the next twelve months. We cannot guarantee that we will be successful in generating sufficient revenues or other funds in the future to cover these operating costs. Failure to generate sufficient revenues or additional financing when needed could cause us to go out of business.

Liquidity and Capital Resources.

As of July 31, 2009, we had cash or cash equivalents of $18,669.

Net cash used for operating activities was $7,509 for the nine month period ended July 31, 2009. This compares to net cash used for operating activities of $571 for the nine month period ended July 31, 2008. For the period from November 6, 2007 through October 31, 2008 they were $572. Net cash used for operating activities from November 6, 2007 through July 31, 2009 were $8,081.

Cash flows from investing activities were $-0- from our inception on November 6, 2007 through July 31, 2009.

Cash flows provided by financing activities were $-0- for the nine month period ended July 31, 2009. This compares to net cash provided by financing activities of $25,249 for the nine month period ended July 31, 2008. For the period from November 6, 2007 through October 31, 2008 they were $26,750. Net cash used for operating activities from November 6, 2007 through July 31, 2009 were also $26,750. These cash flows were all related to sales of stock, issuance of notes and deferred offering costs.

Over the next twelve months we do not expect any material capital costs to develop operations. We plan to buy office equipment to be used in our operations, which is included in our $25,000 operating costs. Our operating costs of $25,000 will be used for operations, but none will be used to pay salaries.

We believe that we have sufficient capital in the short term for our current level of operations. This is because we believe that we can attract sufficient product sales and services within our present organizational structure and resources to become profitable in our operations. Additional resources would be needed to expand into additional locations, which we have no plans to do at this time. We do not anticipate needing to raise additional capital resources in the next twelve months In the event that we need additional capital, Mr. Womack has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so.

Our principal source of liquidity will be our operations. We expect variation in revenues to account for the difference between a profit and a loss. Also business activity is closely tied to the U.S. economy. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to successfully develop a music business and our ability to generate revenues.

In any case, we try to operate with minimal overhead. Our primary activity will be to seek to develop clients for our services and, consequently, our sales. If we succeed in developing clients for our services and generating sufficient sales, we will become profitable. We cannot guarantee that this will ever occur. Our plan is to build our company in any manner which will be successful.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements with any party.

Plan of Operation.

Our plan for the twelve months beginning January 1, 2009 is to operate at a profit or at break even. Our plan is to attract sufficient additional product sales and services within our present organizational structure and resources to become profitable in our operations.

Our business will be to develop and market music based on technology solutions. We plan to offer exclusive artist music from established artists, direct for targeted demographics, on a global basis through the Internet. We plan to use the music as a marketing tool for future wireless technology sales in a captured market via live performance festivals worldwide. The live festivals will act as a promotional vehicle as well as a significant revenue machine.

The current business plans include:

- Technology for delivery of music product using standard available engineered systems
- Music product and artists
- Wireless technologies and equipment sales
- Live festival marketing events
- Crossover of technology to additional market segments

Each component is planned to be developed as simultaneously as possible. We will first start by developing the artists and music products. We will then use this talent to deliver the products through wireless technologies and product sales. We will also use fesitival marketing events to promote our products.

Currently, we are conducting business in only one location in the Denver Metropolitan area. We currently have no plans to expand into other locations or areas, although we eventually plan to operate on a global basis through the Internet. The timing of the completion of the milestones needed to become profitable is not directly dependent on anything except our ability to develop sufficient revenues. We believe that we can achieve profitability as we are presently organized with sufficient business. Our principal cost will be marketing our product. At this point, we do not know the scope of our potential marketing costs but will use our existing resources to market our product. Our resources consist of our available cash and advances from Mr. Womack, who has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so.

If we are not successful in our operations we will be faced with several options:

1. Cease operations and go out of business (which would mean closing the company and having the shareholders lose all or most of their investment);

2. Continue to seek alternative and acceptable sources of capital(Mr. Womack is currently our only source of financing. We would look to alternative sources, if available);

3. Bring in additional capital that may result in a change of control(if we seek additional sources of capital, all shareholders, including Mr. Womack, would potentially be diluted, perhaps to the point of a change of control); or

4. Identify a candidate for acquisition that seeks access to the public marketplace and its financing sources(we might explore potential acquisition candidates, although we have no such candidates at this time)

Currently, we believe that we have sufficient capital to implement our proposed business operations or to sustain them through December 31, 2009. If we can become profitable, we could operate at our present level indefinitely. To date, we have never had any discussions with any possible acquisition candidate nor have we any intention of doing so.

Proposed Milestones to Implement Business Operations

At the present time, we plan to operate from one location in the Denver Metropolitan area. Our plan is to make our operation profitable by the end of our next fiscal year. We estimate that we must generate approximately $25,000 in sales per year to be profitable.

We believe that we can be profitable or at break even by the end of the current fiscal year, assuming sufficient sales. Based upon our current plans, we have adjusted our operating expenses so that cash generated from operations and from working capital financing is expected to be sufficient for the foreseeable future to fund our operations at our currently forecasted levels. To try to operate at a break-even level based upon our current level of anticipated business activity, we believe that we must generate approximately $25,000 in revenue per year. However, if our forecasts are inaccurate, we may need to raise additional funds. Our resources consist of our available cash and advances from Mr. Womack, who has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so. On the other hand, we may choose to scale back our operations to operate at break-even with a smaller level of business activity, while adjusting our overhead to meet the revenue from current operations. In addition, we expect that we will need to raise additional funds if we decide to pursue more rapid expansion, the development of new or enhanced services and products, appropriate responses to competitive pressures, or the acquisition of complementary businesses or technologies, or if we must respond to unanticipated events that require us to make additional investments. We cannot assure that additional financing will be available when needed on favorable terms, or at all.

We expect to incur operating losses in future periods because we will be incurring expenses and not generating sufficient revenues. We expect approximately $25,000 in operating costs over the next twelve months. We cannot guarantee that we will be successful in generating sufficient revenues or other funds in the future to cover these operating costs. Failure to generate sufficient revenues or additional financing when needed could cause us to go out of business

Other than advances from Mr. Womack, who has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so, there is no assurance that additional funds will be made available to us on terms that will be acceptable, or at all, if and when needed. We expect to generate and increase sales, but there can be no assurance we will generate sales sufficient to continue operations or to expand.

We also are planning to rely on the possibility of referrals from clients and will strive to satisfy our clients. We believe that referrals will be an effective form of advertising because of the quality of service that we bring to clients. We believe that satisfied clients will bring more and repeat clients.

In the next 12 months, we do not intend to spend any material funds on research and development and do not intend to purchase any large equipment.

Recently Issued Accounting Pronouncements.

We do not expect the adoption of any recently issued accounting pronouncements to have a significant impact on our net results of operations, financial position, or cash flows.

Seasonality.

We do not expect our revenues to be impacted by seasonal demands for our services.

DESCRIPTION OF BUSINESS

General

Our business will be to develop and market music based on technology solutions. We plan to offer exclusive artist music from established artists, direct for targeted demographics, on a global basis through the Internet. We plan to use the music as a marketing tool for future wireless technology sales in a captured market via live performance festivals worldwide. The live festivals will act as a promotional vehicle as well as a significant revenue machine.

The current business plans include:

- Technology for delivery of music product using standard available engineered systems
- Music product and artists
- Wireless technologies and equipment sales
- Live festival marketing events
- Crossover of technology to additional market segments

Each component is planned to be developed as simultaneously as possible. We will first start by developing the artists and music products. We will then use this talent to deliver the products through wireless technologies and product sales. We will also use fesitival marketing events to promote our products.

At the present time, our efforts have been completely organizational. We have not generated any revenues.

We were incorporated on November 6, 2007. Our original location is in the Denver, Colorado metropolitan area, but we plan to operate on a world wide basis. We sell our services to the general public. At the present time, we have no plans to raise any additional funds within the next twelve months, other than those raised in our recent Offering. Any working capital will be expected to be generated from internal operations or from funds which may be loaned to us by Mr. Womack, our President. In the event that we need additional capital, Mr. Womack has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so. However, we reserve the right to examine possible additional sources of funds, including, but not limited to, equity or debt offerings, borrowings, or joint ventures. No market surveys have ever been conducted to determine demand for our services. Therefore, there can be no assurance that any of our objectives will be achieved.

In August, 2008, we completed a private placement of our common shares under an exemption from the federal securities laws. We raised a total of $26,750 in this offering and sold a total of 107,000 shares.

We have not been subject to any bankruptcy, receivership or similar proceeding.

Our address is 11805 E. Fair Ave, Greenwood Village, Colorado 80111. Our telephone number is (970) 405-3105.

The Product

We believe that wireless applications are the next frontier in entertainment and communication technology and the two are merging. Blue tooth and WiFi are main stream technologies that are mature and being utilized for entertainment and communication world wide. Music and wireless have combined and the result are ring tone sales, where vintage music is in demand. We do not believe that there is a dominant wireless marketing application. The internet has matured in its use by businesses and consumers. Music is sold via the internet by both CD sale and download. Technology to deliver is obtainable in off the shelf and customized applications. Web based applications are accepted by the market globally and growing in their market share. Broadband Connections are readily available and in use by a large percentage of our target audience for this venture.

Our primary mission is to create music utilizing recognized artist brands and deliver it to consumers in several media as a marketing tool that generates revenue. Wireless technology shall be the principal vehicle for us to provide direct marketing opportunities to large captive audiences and performing data mining. Our music will only be available from us and our exclusive channel.

We intend to pursue several strategic partnerships with established artists and companies in this business. At the present time, there are no definitive agreements in place, nor have we had any significant negotiations to date.

There are two types of artists who we plan to promote. The first are *recognized artists* that have a substantial fan base as well as an active internet domain. Web traffic will be created from *recognized artists* domains as well as direct marketing. The second are *new artists* that can be launched on the backs of the established artists. The new artists will be produced by us. It will be our goal to create pop music that has a distinctive sound, different by way of leveraged technology and production methods. We will initially focus on recognized artists. We plan to attract them with agreements which give them better profits than they can currently obtain from other companies. Once we have established a base of such artists, we plan to search for new artists.

We have developed several concept festivals that include the best of British blues and 80's rock. We plan to use established brand names of artists not currently on the charts who have been neglected by the industry for corporate performances.

We plan to use the results of these activities to provide ongoing royalties to us and for our artists including;

- Song royalty
- Sales of CD's and downloads
- Ring tone revenue
- Video
- Gaming

We also plan to conduct Virtual Festivals. The Virtual Festival is a performance event which utilizes state of the art wireless technology for use in live performances and the delivery of marketing messages to the attendees and creates sales opportunities for wireless technologies via a captured market audience. The Virtual Festival then becomes a direct channel that can be utilized by us for direct technology sales as well as for equipment sales and distribution. Sponsorships for these events can be a substantial source of revenue. We are currently in discussion with several potential primary sponsors but have no definitive agreements.

We anticipate that we can develop revenues from the following sources:

1. Event Ticket Sales
2. Music Media Sales
3. Merchandise Sales
4. Promotional/Sponsorship and Advertising Revenue
5. Web traffic sales driven from event
6. Future technology sales crossover into new market segments
7. Wireless device sales and activations

Our original location will be in the Denver, Colorado metropolitan area, but we plan to operate on a world wide basis. However, we currently have no plans for expansion. At the present time, we have no active operations and are developing our business plan. At the present time, we have no plans to raise any additional funds within the next twelve months, other than those raised in our recent Offering. Any working capital will be expected to be generated from internal operations or from funds which may be loaned to us by Mr. Womack, our President. In the event that we need additional capital, Mr. Womack has orally agreed to loan such funds as may be necessary through December 31, 2009 for working capital purposes, although he has no obligation to do so. However, we reserve the right to examine possible additional sources of funds, including, but not limited to, equity or debt offerings, borrowings, or joint ventures. Limited market surveys have never been conducted to determine demand for our services. Therefore, there can be no assurance that any of its objectives will be achieved.

Organization

We are comprised of one corporation. All of our operations are conducted through this corporation.

Operations

We plan to initially operate out of the office of our President. This office is also shared with another company owned by our President and largest shareholder.

We are not presently marketing our product but plan to do so prior to the end of 2009. We plan to utilize the expertise and existing business relationships of our principal officer, Mr. Womack to develop our opportunities. All operational decisions will be made solely by Mr. Womack.

It should be noted, however, that we do not have any extensive history of operations. To the extent that management is unsuccessful in keeping expenses in line with income, failure to affect the events and goals listed herein would result in a general failure of the business. This would cause management to consider liquidation or merger.

Markets

Our sales strategy is three fold:

1. Selling where music and technology are sold together direct to the consumer in stores owned by third parties and online on a website yet to be developed by us.

2. React in a market driven manner to ensure customer demand is met in real-time.

3. Selling through different marketing sources to leverage the sales capability of established channels.

We believe that the primary reason that customer would buy from us rather than competitors would be the products that we can develop. We believe that client loyalty and satisfaction can be the basis for success in this business. Therefore, we plan to develop and expand on our product offerings to develop a competitive edge. We plan to utilize the expertise of our principal officer to develop our business.

Clients and Competition

We are not aware of any direct competitor. Almost all of the companies in this industry have greater resources and expertise than us. Any of them could chose to enter our proposed market at any time. Competition with these companies could make it difficult, if not impossible for us to compete, which could adversely affect our results of operations. Competition from larger and more established companies is a significant threat and is expected to remain so for us. Any competition may cause us to fail to gain or to lose clients, which could result in reduced or non-existent revenue. Competitive pressures may impact our revenues and our growth.

Backlog

At July 31, 2009, we had no backlogs.

Employees

We have one full-time employee: Mr. Patrick Womack, our President. Mr. Womack does not draw a salary or receive any other kind of compensation. However, we reimburse our employee for all necessary and customary business related expenses. We have no plans or agreements which provide health care, insurance or compensation on the event of termination of employment or change in our control. We do not pay our Directors separately for any Board meeting they attend.

Proprietary Information

We own no proprietary information.

Government Regulation

We do not expect to be subject to material governmental regulation. However, it is our policy to fully comply with all governmental regulation and regulatory authorities.

Research and Development

We have never spent any amount in research and development activities.

Environmental Compliance

We believe that we are not subject to any material costs for compliance with any environmental laws.

DESCRIPTION OF PROPERTY

We currently occupies approximately 500 square feet of office and retail space which we rent from our President and largest shareholder on a month-to-month basis, currently without charge under an oral contract. This space is considered to be sufficient for us at the present time. We also own office equipment and the design plans for our proposed software product which has not yet been made proprietary.

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

Set forth below are the names of the directors and officers of the Company, all positions and offices with the Company held, the period during which he or she has served as such, and the business experience during at least the last five years:

Name	Age	Positions and Offices Held	
Patrick Womack	28	President, Secretary-Treasurer, Director	
Tim Tucker	45	Director	

Mr. Womack has been our President, Treasurer and a Director since our inception. From 2006 to the present, he has been the President of UNI Royalties, Ltd., Oil & Gas Royalty Company, Primal Energy, LLC, UNI Royalty Group, Ltd, and Univestors, Inc., all private oil and gas drilling and production companies. From 2004 to 2006, he was President of RS Digital Media, Inc., a private company which was engaged in consulting with various internet marketing companies and web developers. In 2007, he formed Univest, Inc., a Colorado corporation which was a company whose plan was to provide investment capital and consulting to new ventures. At the present time, Univest, Inc is dormant. He graduated from the University of Northern Colorado in 2005. Mr. Womack plans to devote a minimum of twenty hours per month to the activities of our company.

Mr. Tucker has been a Director since our inception. From 1986 to the present, he has been the Chief Executive Officer of the Tucker Companies, of Denver, Colorado, which are three private companies in the business of general commercial construction and providing consulting relating to these activities. From 2005 to the present, he has also been a principal of Direct Music, a private music technology publishing and production company and the Assured Venture Group, which is private company providing business plan consulting to small business organizations.

He was the founder and Chief Executive Officer of AXAS Technology for 2001 to 2003, which was a private company in the business of Technology XML. From 1999 to 2000, he was involved with GoControls, which was a private company in the business of Creating Technology Supply Chain. Mr. Tucker received his education at University of Nebraska. Mr. Tucker plans to devote a minimum of ten hours per month to the activities of our company.

Neither of these officers or directors are involved, or have been involved in the past five years, in any legal proceedings that are material to an evaluationof their ability or integrity.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following sets forth the number of shares of our $.0.001 par value common stock beneficially owned by (i) each person who, as of July 31, 2009, was known by us to own beneficially more than five percent (5%) of its common stock; (ii) our individual Directors and (iii) our Officers and Directors as a group. A total of 23,044,500 common shares were issued and outstanding as of July 31, 2009.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership [1][2]	Percent of Class
Patrick Womack 11805 E. Fair Ave Greenwood Village, CO 80111	22,000,000	95.47%
Tim Tucker 11805 E. Fair Ave Greenwood Village, CO 80111	15,000	.07%
All Officers and Directors as a Group (two persons)	22,015,000	95.54%

_____

[1] All ownership is beneficial and of record, unless indicated otherwise.

[2] The Beneficial owner has sole voting and investment power with respect to the shares shown.

Executive Compensation

Our officer and directors do not receive any compensation for their services rendered to us, nor have they received such compensation in the past. As of the date of this registration statement, we have no funds available to pay the officer and directors. Further, the officer and directors are not accruing any compensation pursuant to any agreement with us. We have no plans to pay any compensation to our officer or directors in the future.

None of our officers and directors will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement our business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of its employees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently occupy approximately 500 square feet of office and retail space which we rent from our President and largest shareholder under an oral agreement on a month-to-month basis, currently without charge.

All of our officers and directors are also involved with other businesses. As a result, each must balance his time with respect to his responsibilities. These other time commitments could create conflict of interest with respect to our operations. Each of our officers and directors is aware of their responsibilities and plans to operate our Company in such a manner as to minimize the effect of any conflict of interest. Each of these officers and directors will use their best judgments to resolve all potential conflicts. We cannot guarantee that any potential conflicts can be avoided.

DESCRIPTION OF SECURITIES

We are authorized to issue 25,000,000 shares of Common Stock, par value $.0.001 per share, and 1,000,000 shares of Preferred Stock, par value $0.10 per share, to have such classes and preferences as our Board of Directors may determine from time to time. As of July 31, 2009, we had 23,044,500 shares of Common Stock issued and outstanding. No Preferred Stock has been issued or is outstanding as of the date hereof.

Common Stock

The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of our liquidation, the holders of Common Stock will share equally in any balance of our assets available for distribution to them after satisfaction of creditors and the holders of our senior securities, whatever they may be. We may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefore, but we have paid no cash dividends on our Common Stock.

Preferred Stock

Under the Articles of Incorporation, the Board of Directors has the authority to issue non-voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

Dividends

We do not expect to pay dividends. Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

SELLING SECURITY HOLDERS

The following table sets forth the shares beneficially owned, as of the date of this prospectus, by the selling stockholders prior to the offering contemplated by this prospectus, the number of shares each selling stockholder is offering by this prospectus and the number of shares which each selling stockholder would own beneficially if all such offered shares are sold. None of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer. Each of the selling stockholders has acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of such securities. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities.

Name[1]	Shares of common stock owned prior to the offering	Shares of common stock to be sold[2]	Shares of common stock owned after the offering	Percentage of common stock owned after this offering
Phil J Snyder	4000	4000	-0-	-0-
Greg T Baughman	2000	2000	-0-	-0-
Brianna C Mckowen	4000	4000	-0-	-0-
Redford Kimball	4000	4000	-0-	-0-
Jeanette A. Kolkmeier	4000	4000	-0-	-0-
Carl R. Knox	400	400	-0-	-0-
Brian E. Sobnosky	4000	4000	-0-	-0-
Jim Diaz	4000	4000	-0-	-0-
Geoffrey D. Gibbs	4000	4000	-0-	-0-
David P. Hassler	4000	4000	-0-	-0-
Joseph Fiumara	4000	4000	-0-	-0-
Mary Beth McKowen	4000	4000	-0-	-0-
Thomas J. McKowen	4000	4000	-0-	-0-
Julie S. Burkert	2000	2000	-0-	-0-
Michael J Pasquale	4000	4000	-0-	-0-
Andrew W Pasquale	8000	8000	-0-	-0-
Renee Sobnosky	4000	4000	-0-	-0-
Peter Smith	4000	4000	-0-	-0-
Mary T Sobnosky	1000	1000	-0-	-0-
Susan C Baughman	2000	2000	-0-	-0-
Dennis Anderson	2000	2000	-0-	-0-

Name[1]	Shares of common stock owned prior to the offering	Shares of common stock to be sold[2]	Shares of common stock owned after the offering	Percentage of common stock owned after this offering
John Mitchell	4000	4000	-0-	-0-
Patrick Nats	4000	4000	-0-	-0-
John T Kimball	4000	4000	-0-	-0-
Allyson L Kimball	2000	2000	-0-	-0-
Robert Nestor	2000	2000	-0-	-0-
Richard M Sobnosky	2000	2000	-0-	-0-
Brian Hallquest	400	400	-0-	-0-
Carole A Sobnosky	2400	2400	-0-	-0-
Richard Allen Wanamaker	2000	2000	-0-	-0-
Deborah J. Nestor	2800	2800	-0-	-0-
Thomas E Wanamaker	2000	2000	-0-	-0-
Ben Dorland	2000	2000	-0-	-0-
Michael S Young	2000	2000	-0-	-0-
Michael N. Morton, JR.	2000	2000	-0-	-0-
Patrick Womack[3]	22,000,000	230,400	21,769,600	94.47%
David Wagner & Associates, P.C.[4]	400,000	400,000	-0-	-0-
Edwards Investments, LLC[5]	400,000	400,000	-0-	-0-
Brian Sobnosky	25,000	25,000	-0-	-0-
Mack Investments, LLC[6]	40,000	40,000	-0-	-0-
J.D. Kish	15,000	15,000	-0-	-0-
Tim Tucker[3]	15,000	15,000	-0-	-0-
Sonja Gouak	10,000	10,000	-0-	-0-
Steve Williamson	2,500	2,500	-0-	-0-
Corporate Legal, Inc.[7]	2,500	2,500	-0-	-0-
Jodi Stevens	2,500	2,500	-0-	-0-
			-0-	-0-
Total	23,044,500	1,274,900		

_____

[1] All shares are owned of record and beneficially unless otherwise indicated. Beneficial ownership information for the selling stockholders is provided as of July 31, 2009, based upon information provided by the selling stockholders or otherwise known to us

[2] Assumes the sale of all shares of common stock registered pursuant to this prospectus. The selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

[3] Mr. Womack is an officer and director. Mr. Tucker is a director.

[4] Owned by David Wagner

[5] Controlled by John Edemann, Trustee.

[6] Owned by .Mark Womack, the brother of our President, Patrick Womack.

[7] Owned by .Gordon Dihle.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commission or agent's commissions. The selling stockholders have advised us that they will sell the shares of common stock from time to time in the open market, at the initial offering price of $0.25 per share, which was the most recent price paid for the shares, until the shares are quoted on the OTC Bulletin Board or national securities exchange, at which point the selling securities holders may sell the registered shares at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market in our common stock. There is no certainty that our shares will be quoted on the OTC Bulletin Board or listed on any exchange. The selling stockholders may use any one or more of the following methods when selling shares:

- any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- transactions otherwise than on these exchanges or systems or in the over-the-counter market;

- through the writing of options, whether such options are listed on an options exchange or otherwise;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.

The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are paying all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have not agreed to indemnify any selling stockholders against losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

LEGAL MATTERS

The validity of the shares of common stock to be sold in the offering will be passed upon for us by the law firm of David Wagner & Associates, P.C. This firm owns 400,000 shares of our common stock.

EXPERTS

Our financial statements from inception (November 6, 2007) through October 31, 2008 and the related statements of operations, stockholders' equity and cash flows in this prospectus have been audited by Ronald R. Chadwick, P.C., of Aurora, Colorado, independent registered public accounting firm, to the extent and for the periods set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting. Our financial statements for the period through July 31, 2009 are also included.

WHERE YOU CAN FIND MORE INFORMATION

Our filings are available to the public at the SEC's web site at http://www.sec.gov. You may also read and copy any document with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement on Form S-1 with the SEC under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement and its exhibits. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

FINANCIAL STATEMENTS

The consolidated financial statements of Univest Tech, Inc. commencing on page F-1 are included with this prospectus. These financial statements have been prepared on the basis of accounting principles generally accepted in the United States and are expressed in US dollars.

Univest Tech, Inc.
(A Development Stage Company)

FINANCIAL STATEMENTS

With Independent Accountant's Audit Report

The period November 6, 2007 (inception) through October 31, 2008
And the Interim Unaudited Six Month Period Ended July 31, 2009

TABLE OF CONTENTS

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Univest Tech, Inc.
Parker, Colorado

I have audited the accompanying balance sheet of Univest Tech, Inc. (a development stage company) as of October 31, 2008, and the related statements of operations, stockholders' equity and cash flows for the period from November 6, 2007 (inception) through October 31, 2008. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Tech, Inc. as of October 31, 2008 and the related statements of operations, stockholders' equity and cash flows for the period from November 6, 2007 (inception) through October 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Aurora, Colorado   /s/ Ronald R. Chadwick, P.C.
April 24, 2009   RONALD R. CHADWICK, P.C.

Univest Tech, Inc.
(A Development Stage Company)
Balance Sheet

ASSETS

	(Unaudited) July 31, 2009	Year Ended October 31, 2008
Current Assets		
Cash	$ 18,669	$ 26,178
TOTAL ASSETS	$ 18,669	$ 26,178

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

LIABILITIES

Cuurent liabilities		
Accounts payable	$ -	$ -
Interest payable	3,466	1,966
Notes payable - related party	25,000	25,000
TOTAL LIABILITIES	28,466	26,966

SHAREHOLDERS' EQUITY

Preferred stock, par value $.10 per share; Authorized 1,000,000 shares; issued and outstanding -0- shares.	-	-
Common Stock, par value $.001 per share; Authorized 50,000,000 shares; issued and outstanding 23,044,500 shares.	23,045	23,045
Capital paid in excess of par value	1,643	1,643
Deficit accumulated during the development stage	(34,485)	(25,476)
TOTAL SHAREHOLDERS' EQUITY	(9,797)	(788)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,669	$ 26,178

The accompanying notes are an integral part of these financial statements.

Univest Tech, Inc.
(A Development Stage Company)
Statement of Operations

	(Unaudited) Nine Month Period Ended July 31, 2009	(Unaudited) Nine Month Period Ended July 31, 2008	November 6, 2007 (inception) through Ocrtober 31, 2008	(Unaudited) November 6, 2007 (inception) through July 31, 2009
Revenue	$ -	$ -	$ -	$ -
General and administrative expenses				
Accounting	3,250	515	515	3,765
Consulting	-	22,518	22,518	22,518
Office	887	73	71	958
Legal and professional fees	-	403	403	403
Stock transfer fees	3,372	-	3	3,375
Total expenses	7,509	23,509	23,510	31,019
(Loss) from operations	(7,509)	(23,509)	(23,510)	(31,019)
Other (expense) interest	(1,500)	(1,466)	(1,966)	(3,466)
Net (Loss)	$ (9,009)	$ (24,975)	$ (25,476)	$ (34,485)
Basic (Loss) Per Share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Weighted Average Common Shares Outstanding	23,044,500	11,468,750	22,955,333	23,044,500

The accompanying notes are an integral part of these financial statements.

Univest Tech, Inc.
(A Development Stage Company)
Statement of Cash Flows

	(Unaudited) Nine Month Period Ended July 31, 2009	(Unaudited) Nine Month Period Ended July 31, 2008	November 6, 2007 (inception) through October 30, 2008	(Unaudited) November 6, 2007 (inception) through July 31, 2009
Net (Loss)	$ (9,009)	$ (24,975)	$ (25,476)	$ (34,485)
Adjustments to reconcile decrease in net assets to net cash provided by operating activities:				
Stock issued for services	-	22,938	22,938	22,938
Increase in prepaid expenses	-	-	-	-
Increase (Decrease) in accounts payable	-	-	-	-
Increase in interest payable	1,500	1,466	1,966	3,466
Cash used in operating activities	(7,509)	(571)	(572)	(8,081)
Cash flows from investing activities:				
	-	-	-	-
Net cash (used) in investing activities	-	-	-	-
Cash flows from financing activities:				
Notes payable	-	25,000	25,000	25,000
Issuance of common stock	-	25,249	26,750	26,750
Deferred offering costs	-	(25,000)	(25,000)	(25,000)
Net cash provided from financing activities	-	25,249	26,750	26,750
Net increase in cash	(7,509)	24,678	26,178	18,669
Cash at beginning of period	26,178	-	-	-
Cash at end of period	$ 18,669	$ 24,678	$ 26,178	$ 18,669
Supplemental disclosure information:				
Stock issued for services	$ -	$ 22,938	$ 22,938	$ 22,938

The accompanying notes are an integral part of these financial statements.

Univest Tech, Inc.
(A Development Stage Company)
Statement of Shareholders' Equity

	Number of Common Shares Issued	Common Stock	Capital Paid in Excess of Par Value	Retained Earnings (Deficit)	Total
Balance at November 6, 2007 (Inception)	-	$ -	$ -	$ -	$ -
November 7, 2007 issued 22,937,500 shares of par value $.001 common stock for services valued at or $.001 per share	22,937,500	22,938	-		22,938
August 8, 2008 issued 107,000 shares of par value $.001 common stock for cash of $26,750 or $.25 per share (less deferred offering costs of $25,000) as part of a private offering	107,000	107	1,643		1,750
Net (Loss)	-	-	-	(25,476)	(25,476)
Balance at October 31, 2008	23,044,500	23,045	1,643	(25,476)	(788)
Net (Loss)	-	-	-	(9,009)	(9,009)
Balance at July 31, 2009 (Unaudited)	23,044,500	$ 23,045	$ 1,643	$ (34,485)	$ (9,797)

The accompanying notes are an integral part of these financial statements.

Univest Tech, Inc.
(A Development Stage Company)
Notes to Financial Statements
The period November 6, 2007 (inception) through October 31, 2008
And the interim nine month unaudited period ended July 31, 2009

Note 1 - Organization and Summary of Significant Accounting Policies

ORGANIZATION

Univest Tech, Inc. (the "Company"), was incorporated in the State of Colorado on November 6, 2007. The Company was formed to develop and market music based on technology solutions. The Company may also engage in any business that is permitted by law, as designated by the board of directors of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considered demand deposits and highly liquid-debt instruments purchased with maturity of three months or less to be cash equivalents.

Cash paid for interest during the periods presented was $0. Cash paid for income taxes during the periods presented was $0.

BASIC EARNINGS PER SHARE

The basic earnings (loss) per common share are computed by dividing the net income (loss) for the period by the weighted average number of shares outstanding.

Univest tech, Inc.
(A Development Stage Company)
Notes to Financial Statements
The period November 6, 2007 (inception) through October 31, 2008
And the interim nine month unaudited period ended July 31, 2009

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

REVENUE RECOGNITION

The Company provides management consulting services. The revenue is recognized when the services have been preformed. As of October 31, 2008 and July 31, 2009, the Company has had no revenues.

Note 2 – Basis of Presentation

In the course of its life the Company has had limited operations, and has a working capital deficit. This raises substantial doubt about the Company's ability to continue as a going concern.
The Company believes it can raise capital through equity sales and borrowing to fund its marketing and operating activities. Management believes this will contribute toward its operations and subsequent profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 – Related Party Events

The Company currently has an office located at an address maintained by the President on a rent free basis.

Note 4 – Capital Stock

The Company authorized 50,000,000 shares of $.001 par value common stock. Through October 31, 2008, the Company issued a total of 22,044,500 shares raising $26,750.

On November 7, 2007 the Company issued 22,937,500 shares of $.001 par value common stock for services valued at $22,938 or $.001 per share.

Univest tech, Inc.
(A Development Stage Company)
Notes to Financial Statements
The period November 6, 2007 (inception) through October 31, 2008
And the interim nine month unaudited period ended July 31, 2009

Note 4 – Capital Stock (continued)

On August 8, 2008 the Company completed its private offering and issued 107,000 shares of $.001 par value common stock for $26,750 or $.25 per share. The Company incurred deferred offering expenses totaling $25,000. These expenses directly reduced the offering proceeds of $26,750 resulting in net funds received of $1,750.

The Company authorized 1,000,000 shares of $.10 par value, preferred stock, to have such preferences as the Directors of the Company may assign from time to time. No preferred stock is either issued or outstanding as of October 31, 2008 and July 31, 2009.

The Company has declared no dividends through October 31, 2008 and July 31, 2009.

Note 5 - Income Taxes

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to SFAS 109. At October 31, 2008 and July 31, 2009, the Company had approximately $25,476 and $9,009 in unused federal net operating loss carryforwards, which begin to expire principally in the year 2028. A deferred tax asset at each date of approximately $5,095 and $1,802 resulting from the loss carryforwards has been offset by a 100% valuation allowance. The change in the valuation allowance for the periods ended October 31, 2008 and July 31, 2009 was approximately $5,095 and $1,802.

Note 6 - Note Payable

The Company at October 31, 2008 and July 31, 2009 had an outstanding note payable for $25,000 to a company related by common control, unsecured, bearing an interest rate at 8% per annum and due on demand. Interest expense under the note for the period ended October 31, 2008 was $1,966, and for the nine months ended July 31, 2009 was $1,500 with accrued interest payable of $1,966 and $3,466 at October 31, 2008 and July 31, 2009.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

Nature of expense		Amount
SEC Registration fee	$	30
Accounting fees and expenses	$	2,000
Legal fees and expenses	$	27,500
Printing expenses	$	1,000
Miscellaneous	$	470*
TOTAL	$	31,000

_____

* Estimated.

Item 14.   Indemnification of Directors and Officers

Pursuant to our Articles of Incorporation and By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The prior discussion of indemnification in this paragraph is intended to be to the fullest extent permitted by the laws of the State of Colorado.

Indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions. However, we are informed that, in the opinion of the Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Item 15.   Recent Sales of Unregistered Securities

On November 6, 2007, we issued the following restricted common shares to the following persons and entities at a price of $0.001 per share for past services, which involved the effort to incorporate us and to develop our business plan.:

Name	Shares Issued
Patrick Womack	22,000,000
David Wagner &Associates, P.C.	400,000
Edwards Investments, LLC	400,000
Brian Sobnosky	25,000
Mack Investments, LLC	40,000
J.D. Kish	15,000
Tim Tucker	15,000
Sonja Gouak	10,000
Steve Williamson	2,500
Corporate Legal, Inc.	2,500
Jodi Stevens	2,500
Total	22,937,500

In the transactions shown above, the issuance, delivery and sale of our common stock were made pursuant to the private offering exemption within the meaning of Section 4 (2) of the Securities Act of 1933 ("Act") because the offers were made to a limited number of people, all of whom received all material information concerning the investment and all of whom have had sophistication and ability to bear economic risk based upon their representations to us and their prior experience in such investments. The exemptions are claimed upon, among other things, certain representations made by the purchasers in connection with the transactions. The purchase price paid by the purchaser's consideration for the common stock was determined through arm's-length negotiations between the parties.

On August 8, 2008, we issued the following restricted common shares to the following entity at a price of $0.25 for cash:

	Name	Shares Issued	
1	Phil J Snyder	4000	
2	Greg T Baughman	2000	
3	Brianna C Mckowen	4000	
4	Redford Kimball	4000	
5	Jeanette A. Kolkmeier	4000	
6	Carl R. Knox	400	
7	Brian E. Sobnosky	4000	
8	Jim Diaz	4000	
9	Geoffrey D. Gibbs	4000	
10	David P. Hassler	4000	
11	Joseph Fiumara	4000	
12	Mary Beth McKowen	4000	
13	Thomas J. McKowen	4000	
14	Julie S. Burkert	2000	
15	Michael J Pasquale	4000	
16	Andrew W Pasquale	8000	
17	Renee Sobnosky	4000	
18	Peter Smith	4000	
19	Mary T Sobnosky	1000	
20	Susan C Baughman	2000	
21	Dennis Anderson	2000	
22	John Mitchell	4000	
23	Patrick Nats	4000	
24	John T Kimball	4000	
25	Allyson L Kimball	2000	
26	Robert Nestor	2000	
27	Richard M Sobnosky	2000	
28	Brian Hallquest	400	
29	Carole A Sobnosky	2400	
30	Richard Allen Wanamaker	2000	
31	Deborah J. Nestor	2800	
32	Thomas E Wanamaker	2000	
33	Ben Dorland	2000	
34	Michael S Young	2000	
35	Michael N. Morton, JR.	2000	
	Total	107,000	$26,750

A total of 107,000 shares were issued in an offering under Section 3(b) including Rule 504 and the analogous Colorado state exemption. We relied upon these exemptions for all investors because of their close relationship to us, the availability of information, and the filing of a Form D. The shares were sold through our officers and directors.

Item 16.   Exhibits

The following Exhibits are filed with or incorporated by reference to this Registration Statement, pursuant to Item 601 of Regulation S-K.

Exhibit No.	Description
3.1	Articles of Incorporation of Univest Tech, Inc.*
3.2	Bylaws of Univest Tech, Inc.*
5.1	Opinion of David Wagner & Associates, P.C.*
10.1	Form of Subscription Agreement
23.1	Consent of Independent Auditors
23.2	Consent of Counsel (See Exhibit 5.1)*

* Previously filed

Item 17.   Undertakings

The Registrant hereby undertakes the following:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b)(Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement..

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(a) If the registrant is relying on Rule 430B(Section 230.430B of this chapter):

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i),(vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness for the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) If the registrant is subject to Rule 430C (Section 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is a part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424(Section 230.424 of this chapter);

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statements to be signed on its behalf by the undersigned, thereunto duly authorized in the town of Greenwood Village, State of Colorado, on September 29, 2009.

UNIVEST TECH, INC.

By: /s/ Patrick Womack
Patrick Womack, Principal Executive Officer, Principal
Accounting Officer and Principal Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Patrick Womack Patrick Womack	Director	September 29, 2009
/s/ Tim Tucker Tim Tucker	Director	September 29, 2009

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